Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Tel: (212) 735-3000
November 30, 2010
VIA EDGAR AND BY HAND
Ms. Susan Block
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Swift Transportation Company Amendment No. 3 to Registration Statement on Form S-1 (No. 333-168257)
Dear Ms. Block:
          On behalf of Swift Transportation Company, a Delaware corporation formerly known as Swift Holdings Corp. (the “Company”), enclosed please find a copy of Amendment No. 3 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on November 8, 2010.
          The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 23, 2010 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.
          Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Susan Block
Securities and Exchange Commission
November 30, 2010
Page -2-
Summary, page 1
Overview, page 1
1.	We note your response to our prior comment one and reissue. Please revise to either provide your net losses, in addition to your operating income, for your most recent audited period and interim stub before your discussion about your growth between 1991 — 2006, or delete these growth statistics as they no longer seem relevant and the audited financials accompanying that time frame are not included in this filing. Similarly revise on page 52.
          The Company has revised the disclosure on pages 1 and 56 to delete the previously disclosed statistics relating to the Company’s growth between 1991 and 2006.
2.	Please also revise to include the summary financial table that you deleted from page 2 of the filing. This will help balance the disclosure you have included in the last three paragraphs of this section.
          The Company has revised the disclosure on page 2 to include a summary financial table.
3.	We note your response to our prior comment one and reissue. Please revise to also include your net losses for the most recent audited period and interim stub in the opening paragraph.
          The summary financial table that the Company has included on page 2 discloses the Company’s net losses for the years ended December 31, 2009 and 2008 and the nine months ended September 30, 2010 and 2009.
4.	Please delete the discussion about your growth between 1991 — 2006, as these growth statistics no longer seem relevant and the audited financials accompanying that time frame are not included in this filing. Similarly revise under “Our Business,” at page 51.
          The Company has revised the disclosure on pages 1 and 56 to delete the previously disclosed statistics relating to the Company’s growth between 1991 and 2006. As discussed with the Staff, the growth statistics have been moved to the Business section at page 101.

Susan Block
Securities and Exchange Commission
November 30, 2010
Page -3-
Risks Related to this Offerings, page 30
5.	Please add a risk factor to discuss the risk that you may be unable to conduct the Concurrent Transactions as planned. Specifically include, for example, that noteholders may not tender, you may not receive necessary consents, or that conditions to the closing of the transactions will not occur or advise.
          The Company has revised the disclosure on page 33 to add a risk factor to discuss the risk that it may be unable to conduct the offering pursuant to the Registration Statement or the Concurrent Transactions described therein as planned.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52
Our Business, page 52
6.	Please revise to also include your net losses for the most recent audited period and interim stub in the opening paragraph.
          The Company has revised the opening paragraph on page 56 to disclose the Company’s net losses for the year ended December 31, 2009 and the nine months ended September 30, 2010.
Liquidity and Capital Resources, page 78
7.	Please revise this section to discuss the effect on your liquidity of the tender offer for your outstanding senior secured and floating rate notes or advise.
          The Company has revised the disclosure on page 83 to address the expected impact on liquidity of the Concurrent Transactions, including the tender offers and consent solicitations commenced with respect to its outstanding senior secured notes.
Concurrent Transactions, page 140
8.	Please revise to briefly disclose the terms of the stockholder loan and its expected cancellation. In your revised disclosure please explain how the loan is apparently tied to the consent of the lenders under your senior secured credit facility and holders of your notes.

Susan Block
Securities and Exchange Commission
November 30, 2010
Page -4-
          The Company has revised the disclosure on page 147 to discuss the cancellation of the outstanding stockholder loan between the Company’s affiliates and Mr. Moyes and the Moyes Affiliates, including with respect to the receipt of the requisite consent of lenders pursuant to the existing senior secured credit facility and holders of the existing senior secured fixed rate notes and senior secured floating rate notes required for such cancellation.
Notes Offering, page 140
9.	Please tell us why the Note offering does not need to be integrated with this common stock offering.
          The Company respectfully submits that the proposed private placement of the senior secured second-lien notes (the “notes”) should not be integrated with the offering of the Class A common stock (the “IPO”) for the reasons discussed below.
          First, the Company believes the private placement of the notes is a valid private placement under Section 4(2) of the Securities Act of 1933 (the “Securities Act”). The notes are being offered and sold only (a) to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) (“QIBs”) in compliance with Rule 144A under the Securities Act and (b) in offers and sales that occur outside the United States to foreign purchasers other than U.S. persons in offshore transactions meeting the requirements of Rule 903 of Regulation S under the Securities Act.
          Second, the Company and the initial purchasers have instituted strict procedures to help ensure that no actions have been taken or will be taken by or on behalf of the issuer that would constitute a “general solicitation” with respect to the offering of the notes. Consistent with the interpretative guidance provided by the Commission in Securities Act Release 33-8828 (Aug. 3, 2007) (the “Release”), the Company does not believe the filing of a registration statement is, per se, a general solicitation that would eliminate the Company’s ability to engage in a concurrent private offering — whether it is commenced before or after the filing of the registration statement — when efforts are made to ensure that investors in the private placement were not, in fact, solicited by the registration statement. In this regard, the initial purchasers will only offer the notes to QIBs with which such initial purchaser had a substantive, pre-existing relationship before the filing of the Registration Statement. Similarly, no prospective investors that contacted the initial purchasers with respect to the Registration Statement prior to delivery of the offering memorandum for the offering of the notes will be permitted to purchase the notes.
          In addition, sales of the notes will be made pursuant to an offering memorandum that will contain only the information regarding the IPO that is material to the investors in the notes offering, and the Company believes the only information relating to the notes offering

Susan Block
Securities and Exchange Commission
November 30, 2010
Page -5-
included in the Registration Statement is the minimum amount necessary for the Company to satisfy its disclosure obligations to prospective investors in the IPO about impact of the notes offering on the Company (for example, the impact on the Company’s pro forma capital structure) and is not included therein with the intent or the effect of soliciting interest in the private placement.
          As a result of the foregoing, based upon the interpretative guidance in the Release, as confirmed recently by the Staff in Compliance and Disclosure Interpretation Question 139.25 (last updated Nov. 16, 2009), the issuance of the notes will be exempt under Section 4(2) of the Securities Act and should not be integrated with the IPO that is the subject of the Registration Statement.
          The Company also advises the Staff that the disclosure in the Amendment has been updated to describe an additional private placement of mandatory common exchange securities that will be issued by a newly formed trust created by affiliates of the Company’s chief executive officer and his family, which will be consummated concurrently with the IPO. The Company will not receive any proceeds of the securities issued by the trust. The Company advises the Staff that this additional transaction will also be conducted in a manner consistent with those procedures being used in connection with the private placement of the notes and, accordingly, the Company believes this additional transaction will also be exempt under Section 4(2) of the Securities Act and should not be integrated with the IPO that is the subject of the Registration Statement.
Tender Offers and Consent Solicitations, page 140
10.	Please tell us if you anticipate making any other SEC filings in regards to the tender offers or consent solicitations. If so, please address the timing of such filings in regards to this offering.
          The Company advises the Staff that it does not anticipate making any filings with the Commission in connection with the tender offers and consent solicitations. The notes that are the subject of the tender offers are not equity securities and therefore the tender offers are not subject to Sections 13(e) or 14(d)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) and, accordingly, they are not subject to the filing requirements applicable to transactions subject to either of those provisions of the Exchange Act. The Company notes that the tender offers are being conducted in accordance with the requirements of Regulation 14E promulgated under the Exchange Act.
          Please telephone the undersigned at (212) 735-4112 if you have any questions or need any additional information.

Susan Block
Securities and Exchange Commission
November 30, 2010
Page -6-

Very truly yours,
/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	James Fry, Executive Vice President,
          General Counsel and Corporate
          Secretary, Swift Transportation
          Company
Stephen F. Arcano, Partner, Skadden, Arps,
          Slate, Meagher & Flom LLP
Earl Scudder, Principal, Scudder Law Firm,
          P.C., L.L.O.
Mark Scudder, Principal, Scudder Law Firm,
P.C., L.L.O.